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                                                       Deutsche Asset Management

February 21, 2002

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549

Re:      Deutsche Investors Funds, Inc. (the "Registrant")
         File Nos. 333-07008 and 811-8227
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Dear Sir or Madam:

I am writing to withdraw the filing of the Registration Statement of the above-referenced Registrant on behalf of the Global Energy and Global Health Sciences Funds (the "Funds"). Registrant, on behalf of the Funds, first filed on September 27, 2001 under Rule 485(a) Post-Effective Amendment No. 21 under the Securities Act of 1933 and Amendment No. 27 under the Investment Company Act of 1940 to the Registration Statement (Accession number: 0001021408-01-507403). Registrant, on behalf of the Funds, filed Post-Effective Amendment No. 22 under the Securities Act of 1933 and Amendment No. 28 under the Investment Company Act of 1940 to delay the effectiveness of the registration statement on December 11, 2001 (Accession number: 0001021408-01-511251).

Registrant has decided not to offer shares of the Funds at this time and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933.


If you have any questions regarding this filing, please contact Tammie Lee at
(410) 895-3875.

Very truly yours,


/s/ Daniel O. Hirsch
------------------------
Daniel O. Hirsch
Assistant Secretary

cc: Richard W. Grant, Esq.
    John C. Grzeskiewicz